Contact

www.linkedin.com/in/jedroher
(LinkedIn)
twitter.com/jedroher (Other)

Top Skills

Taxation of M&A Transactions
Partnership Taxation
New Markets Tax Credits

Certifications

Mental Health First Aid

Honors-Awards

40 Under 40
2019 Best Lawyers in America
2018 Best Lawyers in America

Jed Roher

Legal executive passionate about improving access to oral health
Madison, Wisconsin, United States

Summary

As Delta Dental of Wisconsin's new Chief Legal Officer, I oversee
our legal, compliance, human resources, and government affairs
functions, and am responsible for our enterprise risk management
and ESG efforts. I look forward to building on my years of client
service in private practice to work with my fellow executives and our
business partners to further DDWI's mission of improving oral and
overall health.

———

Experience

Delta Dental of Wisconsin
Chief Legal Officer
January 2023 - Present (2 years 4 months)
Wisconsin, United States

Husch Blackwell
Partner
January 2020 - January 2023 (3 years 1 month)

Helping clients – primarily in healthcare – navigate sophisticated corporate
transactions. Business-focused approach for guiding leading hospital systems,
technology startups, independent providers and their investors. Collaborating
with clients across industries, at all phases of growth and moving complex
large-scale healthcare and healthtech projects forward including:

- Joint ventures
- Mergers & acquisitions
- Affiliations
- Member substitutions
- Venture investments

Godfrey & Kahn, S.C.
13 years 5 months

Shareholder
January 2015 - January 2020 (5 years 1 month)

Madison, Wisconsin Area

Tax and Corporate Lawyer
September 2006 - January 2020 (13 years 5 months)

Shareholder, 2015 -
Associate, 2006 - 2014

Akin Gump Strauss Hauer & Feld LLP
Summer Associate
June 2004 - August 2004 (3 months)

International Festival of Arts and Ideas New Haven CT
Assistant Production Manager
1996 - 2003 (7 years)

———

Education

New York University School of Law
Doctor of Law (JD) · (2003 - 2006)

Yale University
B.A., Sociology, Music · (1995 - 1999)

Stuyvesant HS
 · (1991 - 1995)